SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CoreCivic, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

21871N101
(CUSIP Number)

James McGovern
Mason Capital Management LLC
110 East 59th Street
New York, New York 10022

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871N101	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Mason Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,115,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,115,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,115,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 21871N101	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Kenneth M. Garschina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,115,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,115,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,115,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 21871N101	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Michael E. Martino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,115,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,115,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,115,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 21871N101	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.01 per share (the "Shares"), of CoreCivic, Inc., a Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at 5501 Virginia Way, Brentwood, Tennessee 37027.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)

This Schedule 13D is being jointly filed by (i) Mason Capital Management LLC, a Delaware limited liability company ("Mason Capital Management"), with respect to the Shares directly held by certain funds to which Mason Capital Management serves as the investment manager (the "Mason Funds"); (ii) Kenneth M. Garschina ("Mr. Garschina"), with respect to the Shares directly held by the Mason Funds; and (iii) Michael E. Martino ("Mr. Martino"), with respect to the Shares directly held by the Mason Funds. Mason Capital Management, Mr. Garschina and Mr. Martino are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

Mason Capital Management may be deemed to have beneficial ownership over the Shares directly held by the Mason Funds by virtue of the authority granted to Mason Capital Management by the Mason Funds to vote and exercise investment discretion over such Shares.  Mr. Garschina and Mr. Martino are managing principals of Mason Capital Management.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

The address of the business office of the Reporting Persons is c/o Mason Capital Management LLC, 110 East 59th Street, 30th Floor, New York, NY, 10022.

(d)-(e)	During the last five (5) years, none of the Reporting Persons have: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used to acquire the Issuer's securities was the working capital of the Mason Funds. The aggregate purchase price of the Shares held by the Mason Funds was approximately $55,752,381.

CUSIP No. 21871N101	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Shares to which this Schedule 13D relates were initially acquired by the Mason Funds based on the belief that the Shares were undervalued and represented an attractive investment opportunity.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 120,284,765 Shares outstanding as of November 3, 2021 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 9, 2021.

CUSIP No. 21871N101	SCHEDULE 13D	Page 7 of 10 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected in the past sixty (60) days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons and the Mason Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Mason Funds.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise described in this Schedule 13D there are, no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated November 12, 2021

CUSIP No. 21871N101	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2021

Mason Capital Management LLC

By:	/s/ John Grizetti
Name:	John Grizetti
Title:	Chief Operating Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino

CUSIP No. 21871N101	SCHEDULE 13D	Page 9 of 10 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

09/14/2021	43,700	8.79
09/15/2021	33,000	8.86
09/16/2021	33,000	8.91
09/17/2021	33,000	8.65
09/17/2021	10,000	8.63
09/17/2021	23,000	8.61
09/20/2021	250,000	8.63
11/05/2021	108,966	9.51
11/05/2021	6,534	9.37

CUSIP No. 21871N101	SCHEDULE 13D	Page 10 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 12, 2021

Mason Capital Management LLC

By:	/s/ John Grizetti
Name:	John Grizetti
Title:	Chief Operating Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino